Exhibit 99.1

Studio 3 Partners LLC
Financial Statements
September 30, 2012 and 2011

Studio 3 Partners LLC
Index
September 30, 2012 and 2011

Page(s)
Report of Independent Registered Public Accounting Firm..................................................................................    1
Financial Statements

Notes to the Financial Statements.............................................................................................................................6-9

Report of Independent Registered Public Accounting Firm
To the Board and Members of
Studio 3 Partners LLC

In our opinion, the accompanying balance sheets and the related statements of operations, changes in Members' equity and cash flows present fairly, in all material respects, the financial position of Studio 3 Partners LLC at September 30, 2012 and 2011, and the results of its operations and its cash flows for the years ended September 30, 2012 and September 30, 2011 and the nine month period ended September 30, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
January 10, 2013

Studio 3 Partners LLC
Balance Sheets
September 30, 2012 and 2011

	September 30,	September 30,
(in thousands of dollars)	2012	2011

Assets
Current assets
Cash and cash equivalents	$44,233	$43,361
Program rights	109,585	102,326
Accounts receivable	29,551	16,744
Prepaid expenses and other assets	11,408	2,614
Total current assets	194,777	165,045

Program rights, net	172,495	131,370
Total assets	$367,272	$296,415

Liabilities and Members' Equity
Current liabilities
Accounts payable and accrued liabilities	$14,337	$8,921
Program rights obligations due to related parties	79,599	85,164
Other program rights obligations	2,313	1,385
Deferred revenue	35,000	46,667
Total current liabilities	131,249	142,137

Program rights obligations due to related parties	7,260	3,249
Other program rights obligations	394	222
Accrued liabilities	1,667	818
Total liabilities	140,570	146,426

Commitments and contingencies (Note 5)
Members' equity
Members' equity interests	258,354	258,354
Accumulated deficit	(31,652)	(108,365)
Total Members' equity	226,702	149,989
Total liabilities and Members' equity	$367,272	$296,415

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Operations
Years Ended September 30, 2012 and September 30, 2011 and Nine Months
Ended September 30, 2010

			Nine Months
	Year Ended	Year Ended	Ended
	September 30,	September 30,	September 30,
(in thousands of dollars)	2012	2011	2010

Revenues	$337,862	$313,269	$46,448

Expenses
Operating expenses (including related party
programming of $196,024, $189,473 and
$128,471, respectively)	237,383	218,565	147,274
Selling, general and administrative expenses
(including related party service fees of $16,565,
$16,137 and $11,959, respectively)	23,776	21,974	15,549
Total expenses	261,159	240,539	162,823
Operating income (loss)	76,703	72,730	(116,375)
Interest income	10	12	9
Income (loss) before provision for income taxes	76,713	72,742	(116,366)
Provision for income taxes	—	—	—
Net income (loss)	$76,713	$72,742	$(116,366)

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Cash Flows
Years Ended September 30, 2012 and September 30, 2011 and Nine Months
Ended September 30, 2010

			Nine Months
	Year Ended	Year Ended	Year Ended
	September 30,	September 30,	September 30,
(in thousands of dollars)	2012	2011	2010

Cash flows from operating activities
Net income (loss)	$76,713	$72,742	$(116,366)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Programming amortization	207,140	193,542	133,539
Changes in assets and liabilities
Programming rights, net	(255,978)	(231,974)	(129,921)
Accounts receivable	(12,807)	(10,179)	(6,538)
Prepaid expenses and other assets	(8,794)	(2,399)	770
Accounts payable and accrued liabilities	6,265	5,530	502
Related party service fee payable	—	—	(11,668)
Deferred revenue	(11,667)	9,977	36,690

Net cash provided by (used in) operating activities	872	37,239	(92,992)

Cash flows from financing activities
Capital contributions from Members	—	—	89,903
Net cash provided by financing activities	—	—	89,903
Increase / (decrease) in cash and cash equivalents	872	37,239	(3,089)

Cash and cash equivalents
Beginning of period	43,361	6,122	9,211
End of period	$44,233	$43,361	$6,122

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Statements of Changes in Members' Equity
Years Ended September 30, 2012 and September 30, 2011 and Nine Months
Ended September 30, 2010

	Members'		Total
	Equity	Accumulated	Members'
(in thousands of dollars)	Interests	Deficit	Equity

Balance at December 31, 2009	$164,654	$(64,741)	$99,913
Member contributions	93,700	—	93,700
Net loss	—	(116,366)	(116,366)
Balance at September 30, 2010	258,354	(181,107)	77,247
Member contributions	—	—	—
Net income	—	72,742	72,742
Balance at September 30, 2011	258,354	(108,365)	149,989
Member contributions	—	—	—
Net income	—	76,713	76,713
Balance at September 30, 2012	$258,354	$(31,652)	$226,702

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners LLC
Notes to Financial Statements
September 30, 2012 and 2011

1.	Description of Business
Studio 3 Partners, LLC (“Studio 3” or “the Company”) was formed pursuant to a Limited Liability Agreement dated April 18, 2008, between Viacom Inc. and its wholly owned subsidiary Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios Inc., and Lions Gate Films Inc. (collectively, the “Members”). The Company began operations immediately following its formation. The Company operates a premium Pay TV cable and satellite service, branded as “EPIX”, which currently exhibits feature film content and classic library titles, primarily licensed from the Members' film studios as well as other content from third parties, and original films, comedy, music and sports events. The service is sold to multichannel television and/or digital distributors for distribution as linear television, subscription video on demand and online services and is currently available in the United States, the District of Columbia, Puerto Rico and Bermuda. EPIX launched in October 2009 as the first multiplatform premium network with online accessibility for subscribers through EpixHD.com and pioneered the development of TV Everywhere for American consumers. EPIX was the first premium network to launch on Xbox consoles, first on Android tablets and phones, first on Roku® players and is available to authenticated subscribers on hundreds of devices including Apple® iPads®, iPhones®, Samsung® Smart TVs and Blu-ray™ players and Sony PlayStation.
Change in Fiscal Year
In 2010, the Company changed its fiscal year end to September 30 from December 31. The Company made this change to better align its financial reporting period, as well as its annual planning and budgeting process, with the business cycle of the Company's largest Member. As a result of this change, the Financial Statements present the Company's financial results for the years ended September 30, 2012 (“2012”) and September 30, 2011 (“2011”) and the nine-month transition period of January 1, 2010 through September 30, 2010 (“2010”).
Subsequent Events
The Company has performed an evaluation of subsequent events through January 10, 2013, the date of issuance of the financial statements.

2.	Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.
Revenue Recognition
Revenues from cable and satellite affiliate fees related to the Company's cable programming services are recognized as services are provided.
Revenues from the licensing of content to digital distributors are recognized upon availability for airing by the licensee. Certain of the Company's contracts with digital distributors include requirements for a minimum number of feature film titles to be provided over contract intervals, as well as other performance commitments. Recognition of revenues subject to these commitments is deferred until such performance obligations are satisfied. As of September 30, 2012 and 2011, the Company's deferred revenue balance was $35.0 million and $46.7 million, respectively.

Five customers accounted for approximately 97% of total revenue for the year ended September 30, 2012, of which one customer accounted for 63% of total revenue (70% and 39% in 2011 and 2010, respectively). These five customers also accounted for approximately 84% of accounts receivable, net as of September 30, 2012.
Program Rights
The Company acquires rights to exhibit programming on various distribution platforms through contractual license agreements. These program rights are stated at the lower of cost, less accumulated amortization, or net realizable value. Net realizable value of acquired programming rights is evaluated by the Company on a daypart basis, which is defined as an aggregation of programs of a similar type.
Program rights and related liabilities are recorded when the license period begins, the cost of the program is determinable, and the program is accepted and available for airing.
The cost of a program is allocated between digital and linear television rights. Digital rights are amortized in accordance with the ratio of current period to estimated total revenues to be generated from the digital exploitation of the programming. Linear television rights are amortized on a program-by-program basis over the license term based on the actual airings of the program as a percentage of the total expected airings of the program through the term of the license agreement. Program rights are classified as current if the asset is to be amortized within the next year.
Advertising Costs
Advertising costs are expensed as incurred. The Company incurred total advertising costs of $7.5 million, $1.8 million and $0.6 in 2012, 2011 and 2010, respectively.
Income Taxes
The Company is taxed as a partnership for federal and state/local income tax purposes and, therefore, the Company is generally not subject to income tax at the federal and state/local levels. Instead, the Company's Members are taxed on their allocable share of the Company's income. However, the Company is subject to certain local taxes including the New York City Unincorporated Business Tax.
As the Company has generated cumulative net losses since inception, there is no New York City Unincorporated Business tax currently owed.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates to ensure that they accurately reflect the best information available to the Company. Actual results could differ from those estimates.

3.	Related Party Transactions
The Company engages in various business relationships with certain Members and their affiliates. The nature and amounts of the significant transactions are disclosed below.
The Company and each of the Members have entered into related party licensing agreements whereby the Company licenses pay television exhibition rights and digital distribution rights from the Members. The per title cost payable by the Company to each Member for titles released between 2008 through 2016 is calculated via a contractual determined formula driven by a title's domestic box office performance. On an annual basis, the Company is committed to license up to 20 newly released titles per Member through December 31, 2016 based on the terms of the licensing agreements. For the years ended 2012 and 2011 and nine months ended 2010, the Company recognized $196.0 million, $189.5 million, and $128.5 million of related party programming expense, respectively. At September 30, 2012 and 2011, the Company held related party program rights of $277.6 million and $230.8 million, and had related party program rights obligations of $86.9 million and $88.4 million pursuant to the licensing of these rights, respectively.

The Company entered into a service agreement with a wholly owned subsidiary of Viacom Inc., effective the date the Company was formed. The agreement is effective for the period through December 31, 2016. The fees associated with the services agreement, which are contractually stipulated and disclosed parenthetically in the Statements of Operations, are incurred for signal transmission, technical maintenance, rent, legal services and various other selling, general and administrative support services.

4.	Members' Interests
Upon formation of the Company on April 18, 2008, the Company allocated 100% of the equity interests in Studio 3 Partners LLC in return for committed Member funding contributions. The percentage of equity interest owned by each of the Members is determined based upon the proportion of the total contribution made by each Member to the aggregate contributions made by all Members.
There were no contributions for the years ended September 30, 2012 and September 30, 2011, respectively and $93.7 million of Member contributions in 2010. Of the $93.7 million of Member contributions in 2010, $3.8 million was credited to Member's Equity in exchange for the forgiveness of $3.8 million in program rights obligations due to related parties.
At September 30, 2012 and 2011 the ownership interest in the Company was as follows:

(in thousands of dollars)	2012	2011

Metro-Goldwyn-Mayer Studios Inc.	19.09%	19.09%
Lions Gate Films Inc.	31.15	31.15
Viacom Inc. and affiliates	49.76	49.76
	100.00%	100.00%
The Company is governed by a Board which is comprised of two representatives from each of the Members. Each Member's representatives must vote together and each Member's representatives collectively have one vote.

5.	Commitments and Contingencies
The Company's commitments primarily consist of commitments to purchase program rights from the Members and other third parties for the period through December 31, 2016, related party service fee commitments through December 31, 2016, affiliate marketing commitments and programming rights from other third parties. These arrangements result from the Company's ordinary course of business and represent obligations that are payable over several years.
Annual payments relating to Company's programming, affiliate marketing commitments and services agreement are as follows:

(in thousands of dollars)

2013	$264,211
2014	112,069
2015	24,635
2016	27,230
2017	10,772
Thereafter	331
$439,248
At September 30, 2012, the Company had recorded on the balance sheet program rights obligations of $89.6 million and held off balance sheet obligations of approximately $349.6 million, which include all titles which have been released theatrically through January 10, 2013. New theatrically released programming commitments beyond January 10, 2013 cannot be reasonably estimated at this time as the titles have not yet been released.

6.	Transition Period Comparative Data

	Nine Months Ended
	September 30,
(in thousands of dollars)	2010	2009
		(Unaudited)
Statement of earnings data
Revenues	$46,448	$—
Operating loss	(116,375)	(14,043)
Net loss	(116,366)	(14,002)

Statement of earnings data
Net cash used in operating activities	(92,992)	(50,190)
Net cash flow provided by financing activities	89,903	58,500
Increase (decrease) in cash and cash equivalents	$(3,089)	$8,310